                               AMENDMENT NO. 3 TO
                           AMENDED AND RESTATED BYLAWS
                               OF AIM FUNDS GROUP

                        Adopted effective January 1, 2008


The Amended and Restated Bylaws of AIM Funds Group (the "Trust"), adopted effective September 14, 2005, (the "Bylaws"), are hereby amended as follows:



     1. Article II, Section 5(a) is hereby amended and restated to read in its entirety as follows:



     "Section 5. Designation, Powers, and Names of Committees; Sub-Committees; Committees; Committee Charters.



     (a) The Board of Trustees shall have at a minimum the following five committees: (1) an Audit Committee; (2) a Governance Committee; (3) an Investments Committee; (4) a Valuation, Distribution and Proxy Oversight Committee; and (5) a Compliance Committee. Each such Committee shall have a written Charter governing its membership, duties and operations, and the Board shall designate the powers of each such Committee in its Charter. The Board of Trustees may terminate any such Committee by an amendment to these Bylaws. The Board of Trustees may, by resolution passed by a majority of the whole Board, establish one or more sub-committees of each such Committee, and the membership, duties and operations of each such sub-committee shall be set forth in the written Charter of the applicable Committee."